FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2015

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Exhibit No. 1	Total Voting Rights dated 31 March 2015
Exhibit No. 2	Filing of Annual Report on Form 20-F dated 01 April 2015
Exhibit No. 3	Form TR -1 dated 02 April 2015
Exhibit No. 4	Publication of Prospectus dated 02 April 2015
Exhibit No. 5	Publication of Registration Document dated 02 April 2015
Exhibit No. 6	Block Listing Return dated 13 April 2015

Exhibit No. 1

The Royal Bank of Scotland Group plc
Total Voting Rights - Conformity with the Disclosure and Transparency Rules

In conformity with the Disclosure and Transparency Rules, The Royal Bank of Scotland Group plc ('RBSG') hereby notifies the following in respect of its issued share capital with voting rights as at 31 March 2015:-

Share Class and nominal value	Number of Shares issued	Voting rights per share	Total Voting rights -
			31-March-2015
Ordinary shares of £1	6,414,281,837	4	25,657,127,348
11% Cumulative Preference Shares of £1	500,000	4	2,000,000
5.5% Cumulative Preference Shares of £1	400,000	4	1,600,000
Total:	6,415,181,837		25,660,727,348

of  which none are held in Treasury.

There are also 51,000,000,000 Series 1 class B shares of £0.01 in issue which carry no voting rights.

The above figures may be used by shareholders of the respective classes of shares as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in their shareholding, under the FCA's Disclosure and Transparency Rules.

Exhibit No. 2

FILING OF ANNUAL REPORT ON FORM 20-F WITH THE US SECURITIES AND EXCHANGE COMMISSION

The Royal Bank of Scotland Group plc (the "Company") announces that, on 31 March 2015, it filed its Annual Report on Form 20-F with the US Securities and Exchange Commission (SEC).  The document is available for viewing on the SEC website at www.sec.gov and also on the Company's website at www.rbs.com.  The Company will send any holder of the Company's securities, upon request, a hard copy of the Company's complete audited financial statements free of charge.  Requests may be made by writing to the Company Secretary, The Royal Bank of Scotland Group plc, RBS Gogarburn, PO Box 1000, Edinburgh EH12 1HQ.

Aileen Taylor
Company Secretary
1 April 2015

Exhibit No. 3

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARESi

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: ii	The Royal Bank of Scotland Group plc
2. Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments
An event changing the breakdown of voting rights	x
Other (please specify):
3. Full name of person(s) subject to the notification obligation: iii	The Solicitor for the affairs of Her Majesty's Treasury
4. Full name of shareholder(s) (if different from 3.):iv
5. Date of the transaction and date on which the threshold is crossed or reached: v	31 March 2015
6. Date on which issuer notified:	2 April 2015
7. Threshold(s) that is/are crossed or reached: vi, vii	Crossed percentage thresholds of 62% and 79%

8. Notified details:
A: Voting rights attached to shares viii, ix
Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights x
			Direct	Direct xi	Indirect xii	Direct	Indirect
GB00B7T77214	3,964,483,519	15,857,934,076	3,964,483,519	15,857,934,076		61.80%

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period xiv		Number of voting rights that may be acquired if the instrument is exercised/ converted.		% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments xv, xvi
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date xvii	Exercise/ Conversion period xviii	Number of voting rights instrument refers to		% of voting rights xix, xx
Series 1 class B shares	£5.00 (subject to adjustment)	-	Anytime	Up to 20,400,000,000 (depending on extent of conversion into ordinary shares)		Nominal	Delta
Up to 44.28%

Total (A+B+C)
Number of voting rights				Percentage of voting rights
36,257,934,076				78.72%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: xxi

UKFI Financial Investments Limited, a company wholly-owned by Her Majesty's Treasury, is entitled to exercise control over the voting rights which are the subject of this notification (pursuant to certain management arrangements agreed with Her Majesty's Treasury).

The solicitor for the affairs of Her Majesty's Treasury is acting as nominee for Her Majesty's Treasury.

Proxy Voting:
10. Name of the proxy holder:
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:	The Solicitor for the Affairs of Her Majesty's Treasury is acting as nominee for Her Majesty's Treasury
14. Contact name:	James Neilson
15. Contact telephone number:	+44 (0)207 270 5813

Exhibit No. 4

Publication of Prospectus

The prospectus has been approved by the UK Listing Authority and is available for viewing:

Prospectus relating to The Royal Bank of Scotland plc and The Royal Bank of Scotland Group plc £90,000,000,000 Euro Medium Term Note Programme dated 2 April 2015.

To view the full document, please paste the following URL into the address bar of your browser:

http://www.rns-pdf.londonstockexchange.com/rns/3920J_-2015-4-2.pdf

A copy of the above Prospectus has been submitted to the National Storage Mechanism and will shortly be available for inspection at: www.Hemscott.com/nsm.do.

For further information, please contact:

Matthew Richardson
Debt Investor Relations
The Royal Bank of Scotland Group plc
280 Bishopsgate

London EC2M 4RB

TEL: +44 20 7678 1800
FAX: +44 20 7672 1801

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Prospectus may be addressed to and/or targeted at persons who are residents of particular countries specified in the Prospectus only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus is not addressed. Prior to relying on the information contained in the Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Exhibit No. 5

Publication of Registration Document

The following registration document has been approved by the UK Listing Authority and is available for viewing:

Registration Document of The Royal Bank of Scotland Group plc dated 2 April 2015.

To view the full document, please paste the following URL into the address bar of your browser:

http://www.rns-pdf.londonstockexchange.com/rns/3925J_-2015-4-2.pdf

A copy of the above Registration Document has been submitted to the National Storage Mechanism and will shortly be available for inspection at: www.Hemscott.com/nsm.do.

For further information, please contact:

Matthew Richardson
Debt Investor Relations
The Royal Bank of Scotland Group plc
280 Bishopsgate

London EC2M 4RB

TEL: +44 20 7678 1800
FAX: +44 20 7672 1801

Exhibit No. 6

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 13 April 2015

Name of applicant:		The Royal Bank of Scotland Group plc
Name of scheme:		The Royal Bank of Scotland Group plc 2007 Sharesave Plan
Period of return:	From:	01 October 2014	To:	31 March 2015
Balance of unallotted securities under scheme(s) from previous return:		15,985,329
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		152,434
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		15,832,895
Name of contact:		Mr Andy Nicholson
Telephone number of contact:		0131 556 8555

Name of applicant:		The Royal Bank of Scotland Group plc
Name of scheme:		The Royal Bank of Scotland Group plc 2007 Irish Sharesave Plan
Period of return:	From:	01 October 2014	To:	31 March 2015
Balance of unallotted securities under scheme(s) from previous return:		1,430,610
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		415
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		1,430,195
Name of contact:		Mr Andy Nicholson
Telephone number of contact:		0131 556 8555

Name of applicant:		The Royal Bank of Scotland Group plc
Name of scheme:		The Royal Bank of Scotland Group plc 1997 Sharesave Scheme
Period of return:	From:	01 October 2014	To:	31 March 2015
Balance of unallotted securities under scheme(s) from previous return:		6,817,920
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		6,817,920
Name of contact:		Mr Andy Nicholson
Telephone number of contact:		0131 556 8555

Name of applicant:		The Royal Bank of Scotland Group plc
Name of scheme:		The Royal Bank of Scotland Group plc 2007 Executive Share Option Plan
Period of return:	From:	01 October 2014	To:	31 March 2015
Balance of unallotted securities under scheme(s) from previous return:		11,460,843
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		4,194,515
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		7,266,328
Name of contact:		Mr Andy Nicholson
Telephone number of contact:		0131 556 8555

Name of applicant:		The Royal Bank of Scotland Group plc
Name of scheme:		The Royal Bank of Scotland Group plc 1999 Executive Share Option Scheme
Period of return:	From:	01 October 2014	To:	31 March 2015
Balance of unallotted securities under scheme(s) from previous return:		5,342,057
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		5,342,057
Name of contact:		Mr Andy Nicholson
Telephone number of contact:		0131 556 8555

Name of applicant:		The Royal Bank of Scotland Group plc
Name of scheme:		The Royal Bank of Scotland Group plc Medium-term Performance Plan
Period of return:	From:	01 October 2014	To:	31 March 2015
Balance of unallotted securities under scheme(s) from previous return:		991,141
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		991,141
Name of contact:		Mr Andy Nicholson
Telephone number of contact:		0131 556 8555

Name of applicant:		The Royal Bank of Scotland Group plc
Name of scheme:		The Royal Bank of Scotland Group plc Employee Share Ownership Plan
Period of return:	From:	01 October 2014	To:	31 March 2015
Balance of unallotted securities under scheme(s) from previous return:		3,436,774
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		3,436,774
Name of contact:		Mr Andy Nicholson
Telephone number of contact:		0131 556 8555

Name of applicant:		The Royal Bank of Scotland Group plc
Name of scheme:		The Royal Bank of Scotland Group plc 2010 Deferral Plan
Period of return:	From:	01 October 2014	To:	31 March 2015
Balance of unallotted securities under scheme(s) from previous return:		10,882,244
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		55,000,000
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		32,182,301
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		33,699,943
Name of contact:		Mr Andy Nicholson
Telephone number of contact:		0131 556 8555

Name of applicant:		The Royal Bank of Scotland Group plc
Name of scheme:		The Royal Bank of Scotland Group plc 2010 Long Term Incentive Plan
Period of return:	From:	01 October 2014	To:	31 March 2015
Balance of unallotted securities under scheme(s) from previous return:		16,160,031
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		16,000,000
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		15,382,975
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		16,777,056
Name of contact:		Mr Andy Nicholson
Telephone number of contact:		0131 556 8555

Name of applicant:		The Royal Bank of Scotland Group plc
Name of scheme:		The Royal Bank of Scotland Group plc 2010 Company Share Option Plan (Option 2011)
Period of return:	From:	01 October 2014	To:	31 March 2015
Balance of unallotted securities under scheme(s) from previous return:		800,000
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		800,000
Name of contact:		Mr Andy Nicholson
Telephone number of contact:		0131 556 8555

Name of applicant:		The Royal Bank of Scotland Group plc
Name of scheme:		The Royal Bank of Scotland Group plc Employee Share Plan 2014
Period of return:	From:	01 October 2014	To:	31 March 2015
Balance of unallotted securities under scheme(s) from previous return:		55,798,355
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		2,333,121
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		53,465,234
Name of contact:		Mr Andy Nicholson
Telephone number of contact:		0131 556 8555

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 30 April 2015

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary